Exhibit (a)(5)(B)

FOR RELEASE FRIDAY, May 9, 2008

Investor Contact:	Media Contact:
Tomoyuki Ooue (Takeda)	Seizo Masuda (Takeda)
(011-81) 3-3278-2301	(011-81) 3-3278-2037
tomoyuki_ooue@takeda.co.jp	masuda_seizo@takeda.co.jp

Kyle Kuvalanka (Millennium)	Karen Gobler (Millennium)
(617) 761-4734	(617) 444-1392
kyle.kuvalanka@mpi.com	karen.gobler@mpi.com

TAKEDA SUCCESSFULLY COMPLETES TENDER OFFER FOR
MILLENNIUM PHARMACEUTICALS, INC. AND ANNOUNCES SUBSEQUENT
OFFERING PERIOD

OSAKA, Japan, and CAMBRIDGE, Mass., USA, May 9, 2008 — Takeda Pharmaceutical Company Limited (“Takeda”, TSE: 4502) and Millennium Pharmaceuticals, Inc. (“Millennium”, Nasdaq: MLNM) today announced the successful completion of Takeda’s cash tender offer by its wholly-owned subsidiary, Mahogany Acquisition Corp., to acquire all outstanding shares of Millennium common stock for US$25.00 per share.

The initial offering period for the tender offer expired at 12:00 midnight, New York City Time, at the end of Thursday, May 8, 2008.  The depositary for the tender offer has advised Takeda that, as of the expiration of the initial offering period, 300,871,367 shares of Millennium common stock have been tendered, representing approximately 91.9% of the outstanding shares of Millennium common stock (of which 26,917,513 shares, or approximately 8.2% of the outstanding shares, were tendered under guaranteed delivery procedures). All shares that were validly tendered and not withdrawn (excluding shares tendered under guaranteed delivery procedures) have been accepted for purchase, and Takeda will promptly pay for all such shares.  Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

Takeda also announced that it has commenced a subsequent offering period to acquire all of the remaining untendered shares.  This subsequent offering period will expire at 12:00 midnight, New York City time, at the end of May 13, 2008, unless extended. During this subsequent offering period, holders of shares of Millennium common stock who did not previously tender their shares in the offer may do so and Takeda will promptly purchase any shares properly tendered as such shares are tendered for the same consideration, without interest, paid in the tender offer. Procedures for tendering shares during the subsequent offer period are the same as during the initial offering period with two exceptions: (1) shares cannot be delivered by using the guaranteed delivery procedure, and (2) pursuant to applicable law, shares tendered during the subsequent offer period may not be withdrawn. Takeda reserves the right to further extend the subsequent offering period in accordance with applicable law and the terms of the merger agreement.

After expiration of the subsequent offering period, Takeda intends to complete its acquisition of Millennium by means of a merger under Delaware law. As a result of its purchase of shares in the tender offer, Takeda has sufficient voting power to approve the merger without the affirmative vote of any other Millennium stockholder. As a result of such merger, Millennium will become an indirect wholly-owned subsidiary of Takeda, and each share of Millennium’s outstanding common stock will be cancelled and (except for shares held by Millennium, Takeda or by their wholly-owned subsidiaries or by holders who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive the same consideration, without interest, received by holders who tendered shares in the tender offer.

If Takeda owns at least 90% of the outstanding shares of Millennium common stock after the subsequent offering period, and, if necessary, after Takeda’s exercise of the top-up option under the terms of the merger agreement, Takeda will complete its acquisition by means of a short-form merger under Delaware law at the same price per share paid in the tender offer.  Upon completion of the merger, Millennium will become an indirect wholly-owned subsidiary of Takeda, and Millennium common stock will cease to be traded on Nasdaq.

About Takeda

Founded in 1781 and located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals. As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products. Additional information about Takeda is available through its corporate website, http://www.takeda.com.

About Millennium

Millennium, a leading biopharmaceutical company based in Cambridge, Mass., markets VELCADE, a novel cancer product, and has a robust clinical development pipeline of product candidates.  Millennium research, development and commercialization activities are focused in two therapeutic areas: oncology and inflammation.  By applying its knowledge of the human genome, understanding of disease mechanisms and industrialized drug discovery platform, Millennium is developing an exciting pipeline of innovative product candidates.  Additional information about Millennium is available through its website, www.millennium.com.

Important Additional Information Has Been Filed with the Securities and Exchange Commission (“SEC”)

This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of Millennium’s common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH HAS BEEN SUBSEQUENTLY AMENDED AND SUPPLEMENTED, REGARDING THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The tender offer statement and the solicitation/recommendation statement were each initially filed with the SEC on April 11, 2008. Investors and security holders may obtain a free copy of these statements and other documents filed by Takeda’s wholly-owned subsidiary, Mahogany Acquisition Corp., or Millennium with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials, solicitation/recommendation statement, and such other documents may be obtained for free by directing such requests to The Altman Group, the information agent for the tender offer, at 1-201-806-7300 for banks and brokers or 1-866-751-6316 for shareholders and all others.  Investors and security holders may also obtain free copies of the documents filed with the SEC by Millennium at http://www.millennium.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the ability to complete the transaction; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the tender offer and merger; the possibility that various closing conditions for the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the merger; and other risks and uncertainties discussed in the tender offer documents, as amended and supplemented, filed by Mahogany Acquisition Corp. with the Securities and Exchange Commission and the Solicitation/Recommendation Statement, as amended and supplemented, filed by Millennium.  Neither Takeda nor Millennium undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

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